Filed Pursuant to Rule 433
Registration No. 333-236084

H.B. FULLER COMPANY

PRICING TERM SHEET

$300,000,000 4.250% Notes due 2028

October 7, 2020

Issuer:	H.B. Fuller Company

Expected Ratings (Moody’s / S&P / Fitch):*	B2 (Stable); BB- (Stable); BB (Stable)

Principal Amount:	$300,000,000

Format:	SEC-registered

Maturity Date:	October 15, 2028

Coupon (Interest Rate):	4.250%

Price to Public:	100.000%

Yield to Maturity:	4.250%

Spread to Benchmark Treasury:	+364 basis points

Benchmark Treasury:	UST 2.875% due August 15, 2028

Interest Payment Dates:	Semi-annually on October 15 and April 15 of each year, commencing on April 15, 2021

Optional Redemption:

Prior to October 15, 2023, we may redeem the notes, in whole or in part, on any one or more occasions, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but not including, the redemption date, subject to the right of holders of record of notes on the relevant record date falling prior to or on the redemption date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)   1.0% of the principal amount of the note; and (2) the excess, if any, of the present value at such redemption date of (a) the redemption price of the notes at October 15, 2023 (such redemption price being set forth in the table below) plus all required remaining scheduled interest payments due on such note through such date (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the treasury rate plus 50 basis points, over (b) the principal amount of such note, as calculated by us (or on our behalf by a person we designate). The trustee is not responsible for the calculation of the applicable premium.

On or after October 15, 2023, we may redeem the notes, in whole or in part, on any one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on October 15 of each of the years indicated below:

Year	Redemption Price
2023	102.125%
2024	101.063%
2025 and thereafter	100.000%
Equity Clawback:

In addition, prior to October 15, 2023, we may, at our option, redeem up to 35% of the aggregate principal amount of the notes originally issued (including any additional notes) at a redemption price equal to 104.25% of the aggregate principal amount thereof with the net cash proceeds of one or more equity offerings, provided that (1) at least 65% of the aggregate principal amount of notes originally issued (including any additional notes) remain outstanding immediately after the occurrence of each such redemption (unless all notes are redeemed concurrently) and (2) each such redemption occurs with 180 days of the date of closing of the applicable equity offering.

If holders of at least 90% of the aggregate principal amount of outstanding notes validly tender and do not withdraw such notes in a change of control offer (as defined in the prospectus supplement) or any other tender offer, and we (or the third party making the offer) purchases all of the notes validly tendered and not withdrawn by such holders, we may redeem all of the notes that remain outstanding following such purchase at a redemption price equal to the price paid to each other holder in such offer (which may be less than par).

Trade Date:	October 7, 2020

Settlement Date**:	October 20, 2020 (T+8)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP Number:	40410KAA3

ISIN Number:	US40410KAA34

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. PNC Capital Markets LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the notes against payment therefor on or about October 20, 2020, which will be the eighth business day following the date of the pricing of the notes (“T+8”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the settlement date may be required, by virtue of the fact that the notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their delivery should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the documents incorporated by reference therein, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling +1 (866) 803-9204; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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